LEGG MASON, INC.

100 LIGHT STREET
HEADQUARTERS EXPANSION




Proposal for Interior Architectural Design Services

           March 16, 1998


























table of contents



SECTION ONE
General Overview of RTKL Capabilities

	SECTION TWO
Project Team

	SECTION THREE
Summary of Proposed Project Process and Basic Services

	SECTION FOUR
Proposed Compensation and Additional Services




Section 1		General Overview of RTKL's Capabilities


Introduction
Founded 50 years ago in Annapolis, Maryland, RTKL is an internationally recognized design leader with a diverse project portfolio and a multi-discipline staff. In addition to our Baltimore headquarters, the firm maintains offices in Washington, Chicago, Dallas, Los Angeles, London, Tokyo, and Hong Kong and strategic alliances with firms in Germany, Australia, Mexico, and China. Our architects, interior architects/designers, structural and M/E/P engineers, planners, landscape architects, and graphic designers frequently collaborate to provide clients with streamlined, in-house full services.
Washington Office and Staff Composition
Established in 1984 and ranked by the Washington Business Journal as the fifth largest architecture firm in the Washington area, our 70-person Washington office prides itself on combining the service of a small practice with the professional and technical resources of a large firm.

Our client roster comprises a number of prestigious international, national, and local companies and institutions. Among them are The Aerospace Corporation, Concert Communications, MCI Telecommunications, Cincinnati Bell Information Systems, Coopers & Lybrand LLP, Legg Mason and Computer Sciences Corporation.

The office works closely with our firm's M/E/P and structural engineering studios, which are based in Baltimore, and with two graduate engineers who are stationed in the Washington office.

Total number of Employees                       73
Registered Architects                           28
Graduate Architects and Engineers               10
Registered Interior Designers                   17
Landscape Architects/Planners                    3
Administrative/Marketing/Information Systems	10
Students                                         5



Special Qualifications
As one of the largest architectural, interior architectural, and engineering firms in the world, RTKL is well positioned to provide Legg Mason with the personal attention, design quality, and multi-discipline design capabilities required for this project. High-quality design has earned RTKL hundreds of awards for excellence. Inherent in RTKL's quest for premium design on every assignment is the belief that pleasing clients is key to producing projects of distinction.

RTKL is also at the forefront of such non-traditional interior architectural services as facilities consulting, relocation and consolidation services, and property and building evaluations. RTKL's size, diverse experience, and knowledge of buildings foster innovative interior designs of a high aesthetic, function, and technical order.

With the experience and knowledge gained working with Legg Mason on the relocation of 17 floors into their new headquarters facility RTKL is especially well suited to provide further service for the additional three floors. RTKL can utilize that knowledge and experience to expedite the process for Legg Mason and facilitate a more seamless design and construction process.



Section 2		Project Team and Resumes

Each member of the project team has significant experience in interior architecture and design as well as specific knowledge of the Legg Mason project. that is appropriate to meet Legg Mason's project needs. With the goal of assembling the strongest team possible, we propose to staff the project with individuals from our Washington office who have collaborated on the previous Legg Mason headquarters project.


Interior Architecture Team

Michael Considine
Project Director/Manager
Michael Considine is an associate vice president and a highly effective manager with a sizable portfolio of prestigious office assignments. He will be responsible for overall project management, design direction, the overall operations of the project, and consultant coordination. He will also serve as the main point of client contact. Michael has extensive experience in the design of high tech offices and secure facilities. He is currently serving as project manager for work for various MCI Telecommunications projects, Computer Sciences Corporation Regional Headquarters and Concert Communications Regional Headquarters. Mr. Considine joined RTKL in 1987.

Kim Jennings
Project Designer
Kim Jennings is an experienced designer with a large portfolio of corporate headquarters projects. She will have programming and design responsibility for the project, utilizing valuable information gained working on the previous Legg Mason headquarters project.

Wendy Steer
Project Architect
Wendy Steer is an experienced architect and designer possessing exceptional production skills. She will have design and technical responsibility for the project, insuring that all documentation is produced and coordinated. She will interface with Harris Corporation and RTKL's technical contacts, consultants, and contractor. She is currently completing an assignment for The Aerospace Corporation.



M/E/P Engineering Team

R. Stephen Spinazzola

R. Stephen Spinazzola PE is a vice president of RTKL with 15 years of experience in both mechanical design and project management on a wide range of office, academic, health science, and institutional projects. A resident of Baltimore, Mr. Spinazzola has spent nearly his entire career in the city, lending his expertise on such local projects as Redwood Tower, Inner Harbor Center, and more current work for USF+G and T. Rowe Price. He participated in the building evaluation of 100 Light Street and is therefore familiar with the building and its systems. He will serve as principal-in-charge of the project and bear ultimate responsibility for the work of the M/E/P engineers.


Nicholas Polihronidis
Nicholas Polihronidis EIT is a mechanical engineer with experience in all phases of HVAC systems evaluation and design for public- and private-sector projects. Trained in a number of CAD software programs and skilled in preparing load calculations with Trace v600, he is skilled in equipment sizing, selection, and layout, specifications, cost estimates, field surveys, and construction administration. Mr. Polihronidis is currently on working renovation projects for Mason Hirst. He will be responsible for the mechanical engineering aspects of this project.

Pat Kazinski
Pat Kazinski is an electrical engineer with more than a decade of experience in lighting, power, and communications design for new and renovated construction. Her responsibilities range from initial design and specifications to coordinating construction documents and contract administration. Current projects include the renovation of the U.S. Customs Service/ICC/Connecting
Wing Buildings Complex and two office buildings for Mason Hirst. She will be responsible for the electrical engineering aspects of this project.



	Section 3	Summary of proposed project methodology


	Design Philosophy and
 Project Approach
RTKL's integrated, full-service approach to design is very much based on being good listeners as well as strong designers. We believe the process of first understanding our client's needs and then translating these goals into quality solutions is the key to our success, whether the product is a multi-building office complex or the complete interior architecture and design of a corporate headquarters. RTKL's design process is based not on preconceived notions or an insulated desire to make an architectural statement, but on a thorough understanding of program requirements and an ongoing, cooperative relationship with the client.

Project Approach
RTKL's approach to project organization focuses on assigning the appropriate individuals to the team and then keeping them involved throughout the life of the project. By enabling the same personnel to be involved from programming through construction administration, we are able to provide a consistency in approach and "project memory" that benefits the project and facilitates communication between the client and the team and within the team itself.

Client Liaison - Our experience has taught us that clear and timely communication is of the utmost importance when working with the client, client liaison groups, consulting teams, and contractors. This focus on communication is imperative if the project is to be managed effectively.
Our consensus management philosophy cultivates relationships that allow the team to effectively communicate and coordinate the work from the very outset of the project. Typically, the project director serves as the primary point of contact with the client, responsible for the day-to-day operations of the project, ensuring that the design objectives, schedule, and budget are met.

Design and Planning - We typically begin work by developing a mutually agreed-upon agenda for design team meetings and client presentations. These interactive meetings are meant to involve the client in the project's development, especially during the early stages. During these sessions, work will be presented to Legg Mason and significant details will be worked through and approved by all relevant parties. Attended by the project director, project manager, and discipline design leaders, these sessions will be extremely valuable to the team, which must be certain it is on track, exploring all options and fully satisfying all project requirements. In addition, regular meetings help assure that problems or challenges are raised and resolved at the appropriate time.

Budgets - RTKL is one of the design profession's most highly regarded businesses, praised regularly for its sound management and business acumen. We use several methods of controlling and coordinating internal resources, including regular and accurate time records and computerized insurance programs, billing systems, and payroll records. These systems are meticulously monitored and regularly audited by certified, independent professionals. RTKL's approach for project budgeting entails three phases:

During the programming phase, RTKL will prepare a probable cost statement for construction and furnishings on a cost per square foot basis.
The schematic design phase will also involve more detailed budgeting based on a greater level of detail. During the design development phase, RTKL will prepare pricing documents in sufficient detail for a contractor or cost consultant to prepare a detailed budget. Our documents are basically 70 percent complete at this stage and enable the contractor or cost consultant to prepare a detailed budget.

Scheduling - RTKL has an outstanding record of accomplishment in project delivery and adherence to established schedules, including projects with complex phasing and multiple design packages. RTKL is capable of developing and responding to a variety of schedules, including fast-tracked, phased project deliveries, as well as guaranteed maximum contracts. Our approach to controlling this project's time frame involves the early development of a detailed, computer-generated critical path schedule that meets the client's requirements. The schedule, reflecting all key dates and start-and-finish milestones, will be agreed upon at the outset by all parties and monitored/ adjusted throughout the life of the project.

Quality - RTKL believes that quality control is not a single event, but rather a process which begins at project start and carries throughout the project to its very end. Our seven-point approach to quality relies on a clear work statement and plan; client input; strong project management; education and training; a comprehensive and up-to-date specifications system; state-of-the-art CADD system; and independent project reviews throughout the project.

Through on-going attention to coordination of all work in progress and through formal peer review of drawings and specifications at the completion of each phase of work, we will take exceptional care to catch and correct mistakes. In addition to the benefits of CADD technology to control and coordinate interdisciplinary documentation, we will use a specific "low-tech" methodology to cross-check architectural and MEP engineering drawings to avoid conflicts or omissions that might lead to costly corrective work during construction.





BASIC SERVICES

Project Scope Understanding
Based on the information provided to RTKL during the meeting with representatives of Legg Mason, we understand the project scope to be as follows.

The project shall include full interior architectural and engineering design, documentation and contract administration for the additional three floors in the Legg Mason Tower at 100 Light Street. The project consists of approximately + 45,000 rsf, located on floors 4, 5 and 6. The new space will consist of perimeter offices and open plan workstations and various standard support functions such as a conference room, copy, files. It is understood that these three floors will be designed and constructed using the same standards developed for the typical office floors located on Legg Mason's floors above. There will also be some reprogramming and redesign on the upper floors which will be part of the re-stack due to the expansion onto floors 4, 5 and 6.

	Programming
RTKL's programming process is a vital collaborative effort between the architect and client through which the framework for the project design and process is defined. The goal of this phase is the production of comprehensive program documentation that integrates the qualitative (conceptual) and quantitative (factual) information collected. This comprehensive programming process results in a more effective and responsive design process.

1.	Programming Work Session

RTKL will begin the program review process with an interactive work session. During this session, RTKL will meet with the client to discuss project design goals, parameters, and general project requirements including review of the client's organizational structure, growth projections, and potential organizational changes. The programming work session also will include identification of programming and technical contacts, project budget review, and scheduling of data verification interviews.

2. 	Review of Existing Documentation

RTKL will review plans of the current office space to gain a general understanding of the groups and spaces to be programmed. At this time, RTKL also will review with the client any existing firm design guidelines or standards, program and planning documentation, or other pertinent documents.

3. 	Questionnaire / Interviews

RTKL will issue a questionnaire and conduct follow up interviews with the designated Legg Mason representative(s) to confirm detailed information about the functional requirements of the project. These sessions will explore the organizational and management issues that will ultimately impact the project.

4. 	Furniture Evaluation (If Applicable)

RTKL will evaluate the suitability of the existing furniture for reuse in the new office standards. This study will examine the sizes and configuration of the existing furniture and its general condition for reuse.

5. 	Special and Support Area Data Collection

Special and support areas are defined as libraries, computer rooms, centralized file/mail/reproduction areas, conference facilities, etc. Program confirmation for these areas will be conducted by RTKL team members and client representative(s) in an interview process. Consultant programming may parallel this effort if appropriate.

RTKL will conduct interviews with the designated client representative(s) to confirm the detailed information about the functional and aesthetic requirements of the special spaces.

During this step in the process, RTKL will obtain from the client the technical requirements for the project, including specifications for all equipment; loading requirements for records areas, data, communications, and filing areas; and special environmental requirements.

RTKL and/or our consultants will analyze all information gathered during this process and prepare a comprehensive detailed report which will become part of the program.


6.	Telecommunication Program Coordination

RTKL will meet with the client's telecommunications consultant, and/or in-house voice and data professionals, users, management personnel, and local carriers as appropriate to review the client's short- and long-term telecommunications requirements and architectural red flags including requirements for telecommunications related facilities, riser closets, floor space, and related environmental needs. Engineering requirements will also be collected and discussed during this step in the process.



7.	Program Confirmation Summary

Once the program information is analyzed, RTKL will meet with Harris Corporation personnel to review the concepts and issues, workplace, and special area standards, area calculations, and recommendations. Following this review, RTKL will summarize all program reports for interior architecture, acoustic/audiovisual, and telecommunications. The draft will be submitted to Harris Corporation personnel for review and approval. Once review comments are received, RTKL will proceed with Phase Two.

Deliverables
Program Summary containing personnel counts, spatial allocations, adjacency requirements, five-year growth projections, equipment lists, and general management, technical and planning criteria.

Schematic Design/Schematic Planning

The primary objective of the Schematic Design Phase is to explore and develop design concepts, complete detailed planning which integrates these concepts, and establish budgets of probable cost for the project.

1.	Review/Work Session

The Schematic Design Phase will begin with a review of the final program, project schedule, and project team assignments and responsibilities. RTKL proposes a Work Session involving all member of the project team (i.e., client, architect, engineers, and specialty consultants). The goal of this Work
Session will be to generate design and systems concepts to be further developed during this phase.

2. 	Code Review

RTKL will conduct a comprehensive review of all applicable codes currently in effect or pending which may impact the project.

3. 	CADD Management

RTKL will be using CADD for all documentation on the project. The CADD project set-up will occur at this point integrating Legg Mason requirements into the project documentation systems.


4. 	Planning and Design Concepts

The team will develop the planning and architectural design concepts generated from the initial work session. RTKL will finalize the space plan, refine the previously established workplace and special area standards, and prepare conceptual design drawings that describe the design intent through plans, sketches, details, elevations, sections, samples, and cut sheets.


5. 	Consultant Design Concepts (Additional Service if Required)

Parallel to planning and design concept development, the specialty consultants and engineers will be producing concept narratives or drawings describing their design solutions.

The MEP engineering consultant will begin the initial stages of the mechanical, electrical and plumbing systems design. Concept for the systems infrastructure will be explored identifying the electrical, mechanical and plumbing design alternatives.

6. 	Legg Mason  Review and Comment

RTKL will review the space plan with Legg Mason and, based upon comments, will make two revisions to the floor plans for a final review by the business units.

7. 	Schematic Design Documents

RTKL will prepare schematic design documents that describe the design concepts, furniture layouts, preliminary finish plans, and significant details for construction of the space.

8. 	Budgets of Probable Cost

Construction Budget - At this phase, RTKL recommends that a construction budget be developed to reflect the planning and design.
Furniture Budget - This budget will be developed on an estimated unit price basis by item. RTKL will generate a list of proposed items to be included in the project assigning costs and quantities in a spreadsheet format.

9. 	Schematic Design Presentation & Review

RTKL will make a presentation to Legg Mason project personnel. The presentation will be a comprehensive review of planning and interior architectural design concepts, workplace standards, finishes concepts, furniture selections, MEP and consultant design concepts, and a review of budgets of probable costs. The presentation will be informal utilizing samples, cut sheets and drawings.

Deliverables
Final space plans
Interior architectural design concepts
Consultant design concepts
Probable cost statement
Presentation



Design Development

Based upon the approved planning and schematic design concepts, the project will enter the final development stage. Resolution of design elements and details, fine tuning of planning, and final selections of all materials will be completed during Design Development.



1. 	Interior Architectural Design (General and Special Areas)

This step is intended to finalize proposals for all elements of the interior architecture and furniture. All planning (including spaces and equipment layouts), special elements, millwork, lighting, power and communications requirements, finishes, and detailing systems will be finalized.

The technical requirements of the project will involve final definition of owner- supplied and new equipment. An equipment schedule will then be created which will be the central resource for the engineers, consultants, and Legg Mason .

2. 	Finalize Consultants' Design (additional service if required)

Finalization of consultant design will occur at this point in the project. All consultants will resolve final design issues and continue the coordination process with the other disciplines involved in the project.

3. 	Code Analysis Update

RTKL will conduct a final code review insuring compliance with all codes in effect at the time of project documentation.

4. 	Interior Architectural, Engineering, Consultants' Design Development
 	Documents

The interior architectural design development documents will be a comprehensive set of documents incorporating the work of all disciplines. RTKL recommends that the documents be developed to approximately 50 or 60 percent of the construction documents. These drawings and specifications will represent the basic infrastructure of the project. Elements such as partitions, doors, ceilings, lighting, power and communications, floor and wall finishes, major interior architectural elements, and consultants' systems will be described in sufficient detail for accurate cost estimating. Consultant and MEP packages will describe major systems components and design intent. RTKL will perform a technical coordination check and issue the total package for pricing.



5. 	Furniture Documents

RTKL will prepare the final furniture documents at this stage in the project. Floor plans locating new and reused furniture items and specifications describing the furniture will be provided to Maryland Office Interiors for procurement .


6. 	Design Development Pricing and Evaluation

RTKL will issue the pricing package to the contractor(s) or cost consultant for pricing. A pre-pricing conference will be held and questions answered by addenda. Once pricing is received, RTKL will assist Legg Mason in evaluation.


Deliverables
Design solutions
Consultant design documents (additional service)
Interior architectural design development pricing package
Furniture documents

Construction Documents

The Construction Document (CD) and Bidding Phase of the project provides the final documentation and coordination of the interior architectural, engineering, and design consultants' work.

1.	Interior Architectural CD Documents

Based upon the approved design, budget, and schedule from design development, RTKL will prepare final construction drawings, specifications, and other documents necessary for bidding and interior construction. These documents will be complete and detailed to cover all work within RTKL's scope, including all field construction, millwork fabrication, and special features.

2.	Engineering Documents

The engineering documents will consist of construction drawings and specifications necessary to construct the mechanical, electrical, and plumbing systems of the spaces.

3.	Consultant Documents (additional service if required)

The consultant documents will consist of construction drawings and specifications necessary to construct the systems for their scope of work. Depending on the consultant, the documentation may be included in RTKL's documents or issued separately.


4.	Documents Coordination

RTKL will coordinate the final location and design of the interior construction with the general contractor and engineers; concurrently, RTKL will coordinate their construction documents with those of the engineers. RTKL will review documents, specifications, and construction cost estimates (by others) with the Legg Mason staff for approval.

Deliverables
Interior architectural construction documents
Construction specifications
Furnishings plans (for Information only)
Bid documents

Contract Administration

The Contract Administration phase of the project will involve bidding, permit drawings, Construction Contract Preparation, Construction Directives, and Payment Reviews.

1. 	Bidding
RTKL and its consultants will be responsible for issuing construction bid documents for interior architecture and engineering and for responding to requests for information and/or clarification generated by bidders. RTKL will issue contract document and bidding forms to up to three contractors for their review and bid submission. RTKL will conduct a pre-bid conference for contractors. RTKL will interpret, clarify, or review bidders' questions during the bid period. Specialty consultant and furniture documents will also be issued if requested as an additional service.

2. 	Permit Drawings Submission
RTKL will provide the required number of construction documents bearing the architectural seal of the State of Maryland. RTKL will assist the general contractor should it have a problem in procuring permit approval from any governmental authorities having jurisdiction over the project.

3. 	Construction Contract Preparation Assistance
RTKL will assist Legg Mason staff in the preparation of the construction contract.

4. 	Construction Directives
RTKL will use standard AIA forms and procedures for the preparation of construction directives. These will include but not be limited to Architects Supplemental Instructions, Requests for Proposal and Change Orders.




5. Payment Request Reviews

RTKL will receive, review, approve and forward contractor and vendor applications for payment and lien releases to Legg Mason staff.

Deliverables
Permit drawings
Bidding Assistance
Construction Contract Preparation
Construction Directives
Payment Request reviews


Section 4		PROPOSED Compensation & Additional Services


Compensation for Basic Services
RTKL requests compensation for performance of the Basic Services as follows below. RTKL is assuming a fixed fee for the additional floors 4, 5, and 6. Payment shall be made monthly and shall bein proportion to services performed within each phase of services, so that the compensation for each phase shall be in concordance with the format below:

SUMMARY OF FIXED FEES & REIMBURSABLE EXPENSES ($/RSF)
  EMBED Excel.Sheet.5

Interior Architecture for Floors 4,5 & 6

Phase/Task                         Fee/rsf     Total Cost/rsf     Percent
                                                                  by Phase

Programming                        $ 0.07         $ 3,150            7%
Schematic Design                   $ 0.15         $ 6,750           16%
Design Development                 $ 0.15         $ 6,750           16%
Construction Documents             $ 0.33         $14,850           35%
Bidding                            $ 0.03         $ 1,350            3%
Construction Administration        $ 0.12         $ 5,400           13%
Furniture, Fixtures/Equipment      $ 0.10         $ 4,500           11%
Sub-total Compensation             $ 0.95         $42,750          100%

MEP Engineering for Floors 4,5, & 6

Phase/Task                         Fee/rsf     Total Cost/rsf     Percent
                                                                  by Phase

Programming                        $ 0.02         $   900            4%
Schematic Design                   $ 0.04         $ 1,800            9%
Design Development                 $ 0.05         $ 2,250           11%
Construction Documents             $ 0.25         $11,250           56%
Bidding                            $ 0.01         $   450            2%
Construction Administration        $ 0.08         $ 3,600           18%
Furniture,Fixtures/Equipment       $              $    -             0%
Subtotal Compensation              $ 0.45         $20,250          100%
Total Fee Compensation             $ 1.40         $63,000

SUMMARY OF HOURLY FEES FOR RENOVATION AND MODIFICATION TO UPPER FLOORS (ASSUME FLOORS 21 & 22)

  Not applicable
Mark-up on reimbursable:  0%
Estimated reimbursables:  Typically 12% of Design Fees

1. RTKL includes MEP engineering services based on the scope as defined above. Structural engineering and all other consultants are excluded.

Additional Services

The following is a partial list of the additional services that are not included in our proposal but may be required:

General Additional Services:
1.	Custom loose furniture design (millwork items are to be considered basic service).
2.	Extra field visits beyond that provided in Construction Observation
        Phase.
3.	Revisions to approved final design plan (other than minor
        modifications).
4.	Revisions to approved Construction Documents.
5.	Preparation of Contract Documents for extensive alternate pricing, re-pricing, or review of more than one price from the contractors, manufacturers, or dealers.
6.	Providing professional services made necessary by the default of the contractor or by major defects in the work.
7.	Providing any other service(s) that may be authorized by client.

Specialty consultants such as audio visual, lighting and acoustical. Preparation of final record documents or as-built existing condition drawings. Additional planning, design or presentations of any areas or components after final design approval issues by Harris Corporation This includes re-selection and specification of components which become unavailable or discontinued after the approval sign off. Additional planning, design or presentations of any areas of components after final design approval due to budget reductions, changes in schedule or other base building construction activities. Provide design services and/or documents for areas not included in the scope of this proposal. Prepare of documents for alternates, separate multi-phased or sequential bidding or providing services in connection with bidding, negotiation or construction prior to completion of the construction documents phase, unless otherwise noted herein.
Provide detailed parts list, layout and installation drawings, receipt, inspection or acceptance of furniture, equipment or modular systems components. Provide detailed cost estimates of construction work.
Provide design, selection or specification of artwork, accessories or planting. Furniture inventory.
Redesign or re-issuing documents during any phase of work due to delays in security approval or obtaining security requirements.

Engineering Additional Services:
Investigating equipment heat output data not supplied by the client.
Design of Supplemental or 24 hour HVAC systems.
Design of cooking facilities or smoking rooms.
Design of special fire suppression systems including Preaction or Halon systems.
Design of plumbing for private toilets or showers.
Design of security or audio visual systems.
Design of raised floor computer facilities or UPS Systems.
Design of flat wiring systems.
Specifying or circuiting data or telephone cable systems.
Determining non-standard fixture specifications, fixtures locations or foot candles.
Redesign or re-issuing documents during any phase of work due to delays in security approval or obtaining security requirements.

Compensation for Additional Services
Fees for additional services will be billed at our standard hourly rates. For additional services, a fee estimate will be given when requested and when the scope of work is known. Our hourly rate schedule, which would be applied to these design services, follows:

Vice President                                 $ 150.00
Senior Project Designer/Manager                $ 120.00
Project Manager                                $ 105.00
Senior Project Architect/Engineer/Planner	$ 95.00
Project Architect/Engineer/Planner              $ 80.00
Senior Staff Architect/Engineer/Planner         $ 65.00
Staff                                           $ 50.00
Technical Assistant                             $ 40.00

(The above rates are subject to annual adjustments effective within the second calendar quarter of each year.)

Reimbursable Costs
RTKL's reimbursable expenses are in addition to the fee and are defined as our actual costs incurred in connection with the project including expenses for long distance telephone, telex, fax, and/or telegraph; reproduction; transportation when traveling in connection with the project (air/ground travel at commercial rates and automobile outside of RTKL's Washington office in accordance with current IRS guidelines, but not less than $.31 per mile); shipping and delivery charges; building permit fee or other fees assessed by any authority; mockups, models and renderings; direct computer usage; and fees of additional consultants approved by owner's representative. Reimbursable expenses will be invoiced at actual cost. If additional consultants are required to complete this project, we would mark up their services by 1.1 times actual cost.


Payment for Services
Compensation for RTKL Services and Expenses shall be due and payable within thirty (30) days of invoice date. RTKL will invoice the Client on a monthly basis. Invoices over sixty (60) days will be charged interest at the First National Bank of Maryland prime rate plus two (2) percent. If unpaid invoices become more than sixty (60) days overdue, RTKL may, upon seven (7) days written notice to the Client, contact the Client directly for payment and/or stop work until payment is received. In the event of non-payment, Client shall reimburse RTKL for any attorney fees incurred to collect the unpaid receivable.

Payments on this project may be wired directly to:

First National Bank of Maryland
25 S. Charles Street
Baltimore, Maryland  21201
Bank ID  #052000113
RTKL DC Associates P.C.
Account #153-9344-1

Termination
This Agreement may be terminated by either party at any time with or without cause by written notice. Termination shall be effective seven (7) days after date of notice.. Upon termination all invoices presented by RTKL for Services and Expenses for periods prior to the date of termination shall become immediately due and payable. Failure of Client to make payments to RTKL under this Agreement shall be considered a material breach and cause for termination. In the event of suspension of Services, RTKL shall have no Liability for any damages to Client incurred because of such suspension. Termination or suspension of services by RTKL shall in no way relieve Client of compensating RTKL for Services performed and Expenses incurred to the date of termination.


RTKL Associates Inc.		             Accepted Legg mason inc.



Date /s/Authorized RTKL Officer   Date  /s/Authorized Legg Mason Officer





LEGG MASON INC.
Design Services Proposal

Revised  03/27/98	  EMBED Word.Picture.6     RTKL Associates Inc.